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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reports 65 aircraft delivered in the second quarter, up 48% quarter-over-quarter

São Paulo (SP), Brazil, July 2, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3) delivered 65 aircraft in 2Q26, marking its strongest second-quarter delivery performance over the past 16 years. Deliveries increased 48% quarter-over-quarter (qoq) and 7% year-on-year (yoy). In 1H26, Embraer delivered a total of 109 aircraft, circa 20% more than the 91 aircraft delivered in 1H25, supported by continued progress in the company's production leveling initiatives.

Commercial Aviation delivered 20 new aircraft during 2Q26 - 6 of which were E195-E2 models, Embraer's largest aircraft currently in production in the segment. The business unit's volume increased 100% in comparison with 1Q26 when it delivered 10 aircraft, and 5% in comparison with 2Q25 when it delivered 19 aircraft.

Executive Aviation delivered 45 aircraft during the quarter, up 55% qoq from 29 aircraft in 1Q26, and up 18% yoy from 38 aircraft in 2Q25. Growth was driven by higher deliveries across both small and medium jet segments, reflecting sustained demand and continued operational execution.

There were no deliveries in the Defense & Security segment during the quarter.

Embraer continues to expect deliveries between 80 and 85 aircraft in Commercial Aviation (midpoint up 6% yoy) and between 160 and 170 aircraft in Executive Aviation (midpoint up 6% yoy) in 2026.

Deliveries by Segment	2Q26	1Q26	2Q25	1H26	1H25	2026 Guidance
Executive Aviation	45	29	38	74	61	160-170
Phenom 100	4	1	4	5	6
Phenom 300	20	15	17	35	29
Small Jets	24	16	21	40	35
Praetor 500	9	9	8	18	11
Praetor 600	12	4	9	16	15
Medium Jets	21	13	17	34	26
Commercial Aviation	20	10	19	30	26	80-85
E175	10	6	9	16	13
E190-E2	4	1	1	5	1
E195-E2	6	3	9	9	12
Total Executive Av. & Commercial Av.	65	39	57	104	87	240-255
Defense & Security	—	5	4	5	4
KC-390 Millennium	—	1	—	1	—
A-29 Super Tucano	—	4	4	4	4
Total Executive Av & Commercial Av. & Defense	65	44	61	109	91

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations